Bitfarms Ltd.

110 Yonge Street, Suite 1601

Toronto, Ontario, Canada M5C 1T4

July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Bitfarms Ltd.

Request for Withdrawal of Registration Statement on Form 8-A (File No. 001-40370)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bitfarms Ltd. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 8-A (File No. 001-40370) together with the exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 17, 2024.

The Company is seeking withdrawal of the Registration Statement because its existing shareholder rights plan, adopted on June 10, 2024, has been cease traded by the Capital Markets Tribunal of the Ontario Securities Commission and its board of directors has subsequently adopted a new shareholder rights plan pursuant to a shareholder rights plan agreement dated July 24, 2024. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement. Accordingly, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact Christopher M. Barlow of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3972 or Ryan J. Dzierniejko of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3712.

Sincerely,

Bitfarms Ltd.

By:	/s/ Jeffrey Lucas
	Name:	Jeffrey Lucas
	Title:	Chief Financial Officer

cc:	Jeffrey Lucas

Bitfarms Ltd.

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Ryan J. Dzierniejko

Skadden, Arps, Slate, Meagher & Flom LLP